Mail Stop 4561

June 1, 2010

Mr. Jack Abuhoff
Chairman of the Board,
Chief Executive Officer and President
Innodata Isogen, Inc.
Three University Plaza
Hackensack, New Jersey 07601

> **Re:** **Innodata Isogen, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 11, 2010**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Filed May 3, 2010**
> **File No. 000-22196**

Dear Mr. Abuhoff:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Description of Business

Our Services, page 3

1.   We note that throughout this section you discuss services that you provide or have provided to particular clients without naming the clients. Please tell us what consideration you have given to disclosing the names of these clients in your Form

10-K. In your response letter, please identify each of the clients discussed in this section.

Clients, page 5

2.   You indicate in this section that two clients generated approximately 44% of your total revenues in fiscal 2009. In your response letter, please tell us why you have not disclosed the names of these clients. Refer to Item 101(c)(1)(vii) of Regulation S-K. Please also describe your contractual arrangements with these clients and provide an analysis as to whether you are required to file any agreements with these clients as exhibits to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2009 Compared to the Year Ended December 31, 2008, page 22

3.   We refer to your disclosure on page 22 which states that you recorded a $1.2 million provision for doubtful accounts associated with one of your customers. We further note that the earnings release in your Form 8-K, filed on March 11, 2010, indicates that there was also $430,000 of unrecognized revenue associated with this customer. Please tell us and consider expanding your disclosure in future filings to state whether there is a receivable balance associated with this customer in excess of the $1.2 million allowance and tell us your accounting policy for recognizing any deferred revenue associated with this customer. Additionally, tell us whether you continue to enter into new agreements with this customer and if so, how the collectibility of outstanding accounts receivables affects revenue recognition associated with this customer.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk, page 33

4.   We note that your foreign currency risk analysis is based upon a 1% change in the U.S. dollar related to the hedged currencies. Please tell us how you considered the requirement in Instruction 3A to Item 305(a)(1)(ii) of Regulation S-K to use changes that are not less than 10% of end of period market rates or prices.

Item 15. Exhibits, Financial Statement Schedules, page 39

5.   It does not appear that you have filed any material leases with respect to the properties identified in the Item 2 disclosure on page 16. Please advise. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Item 8. Financial Statements

Note 10 – Comprehensive Income, page F-23

6.   Please tell us how you considered the requirement to disclose accumulated balances for each classification in Other Comprehensive Income (Loss). Refer to ASC 220-10-45-14.

Note 13 – Quarterly Financial Data (Unaudited)

7.   Please tell us how you considered the requirement to disclose gross profit within your quarterly financial data. Refer to Item 302(a)(1) of Regulation S-K.

Exhibits 31.1 and 31.2

8.   The language of the certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that you have replaced the word "report" with the phrase "annual report" in your certifications. Please confirm that in future filings you will not alter the form of the certifications in any manner from that appearing in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the quarterly period ended March 31, 2010

Item 1. Financial Statements

Note 7 – Income (loss) per share, page 10

9.   We note on page 8 that you issued restricted shares in March 2010 and based upon your disclosure on page 10 it appears that unvested restricted shares were not included in your basic or diluted loss per share calculations for the three months ended March 31, 2010. We refer to Exhibit 10.1 filed with this Form 10-Q, which states that holders of restricted shares are entitled to dividends during the period beginning with the Grant Date through the applicable Vesting Date. In this regard, please tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief